FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    July 2008

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2008	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

INDEX

1.	Information Circular

2.	Notice of Meeting

3.	Form of Proxy

4.	Voting Instruction Form

2

EXHIBIT 1

BRAZAURO RESOURCES CORPORATION

16360 Park Ten Place, Suite 217

Houston, Texas

U.S.A. 77084

Telephone: (281) 579-3400 / Fax: (281) 579-9799

INFORMATION CIRCULAR

(As at June 27, 2008, except as indicated)

SOLICITATION OF PROXIES

Brazauro Resources Corporation (the "Company") is providing this Information Circular and a form of proxy in connection with management’s solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on Monday, August 8, 2008 and at any adjournments. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto,

Ontario, Canada M5J 2Y1 or Fax 1-866-249-7775 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "shares"), of which 76,437,621 shares are issued and outstanding as at June 27, 2008. Persons who are registered shareholders at the close of business on June 27, 2008 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

Each ordinary resolution of the shareholders of the Company must be passed by a simple majority (50%) of the votes cast on the resolution. All resolutions to be passed at the Meeting are ordinary resolutions require a 50% majority of the votes cast to pass.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

At the meeting shareholder approval will be sought to fix the number of directors at seven (7). The Company has a compensation committee and is required to have an audit committee. Members of these committees are as set out below. The Company does not have an executive committee.

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, and each other person whose term of office as a director will continue after the Meeting, is as follows:

Name, Jurisdiction of Residence and Position(1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	# of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (2)
Mark E. Jones, III(4) Houston, Texas Chairman, President, Chief Executive Officer & Director	Vice-Chairman of Solitario Exploration and Royalty Corp.	March 12, 1986	1,552,752
Dr. Roger David Morton(3)(4) Edmonton, Alberta Director	Professor Emeritus of Geology, University of Alberta; Chairman of Mindoro Resources Inc. and Muskox Minerals Corporation; Director of Uruguay Mineral Resources and Black Swan Resources	June 14, 1993	5,428
Patrick L. Glazier(3) Prince George, British Columbia Director	President of East Fraser Fiber Co. Ltd.	July 8, 1998	1,415,547
Brian C. Irwin Parksville, British Columbia Director, Chief Financial Officer	Retired Barrister & Solicitor, DuMoulin Black LLP	October 3, 1995	Nil
Leendert G. Krol Denver, Colorado Director	Geologist, independent businessman and consultant since October, 2001; Formerly Vice-President International Exploration of Newmont Mining Corporation	March 6, 2003	Nil
D. Harry W. Dobson Monte Carlo, Monaco Director	Chairman of Kirkland Lake Gold Inc; Director of Mountain Province Diamonds Inc.	May 27, 2005	Nil
Greg Chorny (3)	Retired Barrister	August 8, 2008	1,200,000
(1)	The information as to Province of residence and principal occupation, not being within the knowledge of the Company, has been individually furnished by the respective nominees.

(2)

The number of shares beneficially owned, controlled or directed, directly or indirectly, as at June 27, 2008 is based upon information furnished to the Company by individual directors and officers. Unless otherwise indicated, such shares are held directly.

(3)	Member of the audit committee.
(4)	Member of compensation committee.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

To the knowledge of the Company, no proposed director

(a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)

was the subject, while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer but which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Mark E. Jones, III	Solitario Exploration and Royalty Corp.
D. Harry W. Dobson	Belvedere Resources Ltd. Kirkland Lake Gold Inc.

Name of Director	Name of Other Reporting Issuer
Navan Capital Corp. Western Uranium Corporation Suroco Energy Inc. Mountain Province Diamonds, Inc.
Leendert G. Krol	Romarco Minerals Inc StrataGold Corporation
Dr. Roger David Morton

Tres-Or Resources Ltd.
Uruguay Mineral Exploration Inc.
Blue Diamond Mining Corporation
Brazilian Diamonds Limited
Neo Alliance Minerals Inc.
Mindoro Resources Ltd.
Diamond Hawk Mining Corp.
Prize Mining Corporation
Sola Resource Corp.

Brian C. Irwin	Callinan Mines Ltd. Carlin Gold Corporation Constantine Metal Resources Ltd. Goldbelt Resources Ltd. International Northair Mines Limited

EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at January 31, 2008 and the other three most highly compensated executive officers of the Company as at January 31, 2008 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs"). As of the date of the financial year-end, the Named Executive Officers of the Company were Mark E. Jones, III and Elton L.S. Pereira.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name & Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/SARs Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation(2) ($)
Mark E. Jones, III(3) Chairman , President, Chief Executive Officer and Director	2008 2007 2006	US$186,700 US$120,000 US$120,000	US$56,000 US$6,000 US$106,000	Nil Nil Nil	Nil Nil 655,490	Nil Nil Nil	Nil Nil Nil	US$7,800 US$7,800 US$7,800
Elton L.S. Pereira(4) Vice President – Exploration	2008 2007 2006	US$165,000 US$112,800 US$87,700	US$20,000 US$10,000 US$4,000	Nil Nil Nil	400,000 Nil 400,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
(1)	Financial years ended January 31, 2008, January 31, 2007 and January 31, 2006.
(2)	Such other compensation includes a car allowance.
(3)	Until May 29, 2008, Mr. Jones also performed the functions of the Chief Financial Officer of the Company. On May 29, 2008, Brian Irwin was appointed the Chief Financial Officer of the Company.
(4)	On April 30, 2007, Mr. Pereira began serving as the Company’s Vice President of Exploration, and he served as the Company’s Exploration Manager in the financial years ending January 31, 2006 and 2007.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company’s stock option plan during the most recently completed financial year to each of the Named Executive Officers.

NEO Name	Securities Under Option/SARs Granted (1) (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price (2) ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Mark E. Jones, III Chairman , President, Chief Executive Officer and Director	Nil	Nil	Nil	Nil	N/A
Elton L.S. Pereira Vice President of Exploration	100,000(4) (5) 300,000(4) (5) 250,000(5) 150,000	4.35%(3) 13.04%(3) 10.87%(3) 6.52%(3)	$0.86 $0.86 $0.85 $0.55	$0.86 $0.86 $0.85 $0.55	Feb 15, 2010 Aug 4, 2010 May 11, 2012 Dec 12, 2012
(1)	The options for common shares are subject to vesting requirements (25% on the date of grant and 1.5% on each quarter-end thereafter).
(2)

The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the TSX Venture Exchange at the time of the grant of the option.

(3)

A total of 1,900,000 options were granted during the last financial year and a total of 400,000 stock options previously granted were repriced in February 2007. Accordingly, an aggregate of 2,300,000 options is used to calculate this percentage.

(4)

These stock options granted to Mr. Pereira in the financial year ended January 31, 2006 were repriced in February, 2007 to $0.86 from a range of $1.15 to $2.00, prior to his appointment as an officer of the Company.

(5)	These stock options previously granted to Mr. Pereira were repriced in May, 2008 to $0.57, subject to disinterested shareholder approval for such repricing which is being sought at the Meeting.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options/SARs in respect of the Company’s shares during the most recently completed financial year.

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officer of the Corporation, and as of January 31, 2008, the number of unexercised options held by the Named Executive Officers, and the financial year-end value of unexercised in-the-money options on an aggregated basis.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End(1) ($) Exercisable/Unexercisable
Mark E. Jones, III President and Chief Executive Officer	Nil	N/A	1,500,000 / Nil	Nil / Nil
Elton L.S. Pereira Vice President of Exploration	Nil	N/A	562,500 / 237,500	Nil / Nil
(1)

Dollar value is equal to the difference between the market value of the securities underlying the options on the date of the financial year end and the exercise price of the options. The closing price of the Company’s shares on January 31, 2008 was $0.52.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officer in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors during the most recently completed financial year or subsequently, up to and including the date of this Information Circular. However, the Company does consider the contributions of the directors to the Company’s affairs, including involvement in committees, special assignments or for services as consultant or expert, and pays the directors as it considers appropriate for the circumstances.

Leendert Krol provides consulting services to the Company under month-to-month contracts and received a total of US$116,000 for such services (inclusive of a bonus of US$26,000) during the financial year ending January 31, 2008.

Prior to his appointment on May 29, 2008 as the Chief Financial Officer of the Company, Brian Irwin provided consulting services to the Company during the financial year ending January 31, 2008 under month-to-month contracts and received a total of $162,200 for such services (inclusive of a bonus of $58,400).

Patrick Glazier received a consulting fee bonus of $10,000 during the financial year ending January 31, 2008.

The Company granted a total of 900,000 stock options to the directors during the previous financial year.

The Company maintains no pension, profit sharing, retirement or other plan providing benefits to its officers and directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	9,052,000	$1.16	3,750,857
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	9,052,000	$1.16	3,750,857

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Morgan & Company, Chartered Accountants, of 700 Georgia Street West, Suite 1488, Vancouver, British Columbia, is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Morgan & Company as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

No management functions of the Company or subsidiary are performed to any substantial degree by a person other than the directors or executive officers of the Company or subsidiary.

AUDIT COMMITTEE

The Audit Committee’s Charter

Mandate

The primary function of the audit committee (the "Audit Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Audit Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.
•	Review and appraise the performance of the Company’s external auditors.
•	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Audit Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee.

At least one member of the Audit Committee shall have accounting or related financial management expertise. All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Audit Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.

Meetings

The Audit Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Audit Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee shall:

Documents/Reports Review

(a)	Review and update this Charter annually.
(b)	Review the Company’s financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Audit Committee as representatives of the shareholders of the Company.
(b)	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.
(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d)	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.
(e)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

(g)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and
iii.

such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Audit Committee.

Provided the pre-approval of the non-audit services is presented to the Audit Committee’s first scheduled meeting following such approval such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.
(b)	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.
(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.
(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i)	Review certification process.
(j)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Audit Committee:

Dr. Roger Morton	Independent (1)	Financially literate(1)
Greg Chorny	Independent (1)	Financially literate(1)
Patrick Glazier	Independent (1)	Financially literate(1)
(1)	As defined by National Instrument 52-110 ("NI 52-110").

Relevant Education and Experience

Mr. Chorny has been involved in finance in the junior resources sector as an independent venture capitalist for the past fifteen years and is considered by the Company to be an audit committee financial expert. Dr. Morton is a director of several public companies and has sat on the audit committee of some of those entities. Mr. Glazier is the owner of several resources sector companies and has been involved in the mining industry both as an investor and an owner operator. In the course of that experience they have reviewed financial statements, studied various accounting principles and have considered the requirements for an understanding of the needs for internal controls and procedures.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
January 31, 2008	$36,600	$4,000	$0	$0
January 31, 2007	$50,887	$0	$1,242	$0

Exemption in Section 6.1 of NI 52-110

The Company is relying on the exemption in Section 6.1 of NI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

A summary of the responsibilities and activities and the membership of each of the committees are set out below.

National Instrument 58-201 ("NI 58-201") establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company’s proposed Board will consist of seven (7) directors, four (4) of whom are independent based upon the tests for independence set forth in NI 52-110. Dr. Roger Morton, Patrick Glazier, D. Harry Dobson and Greg Chorny are independent. Mark E. Jones, III is not independent as he is the President and Chief Executive Officer of the Company. Leendert Krol is not independent as he currently provides consulting services on an ongoing basis. Brian Irwin is not independent as he provided services to the Company on an ongoing basis under a consulting contract until May 29, 2008, when he was appointed the Chief Financial Officer of the Company.

Management Supervision by Board

The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented on the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent directors are however able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed entirely of independent directors who meet from time-to-time with the Company’s auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

Orientation and Continuing Education

The Company’s Board of Directors takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, its committees and directors, and the nature and operations of the Company:

1.

An assessment is made of the new director’s set of skills and professional background. This allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Company’s business will be necessary and relevant to each new director. Once this is determined, one or more of the existing directors, who may be assisted by the Company’s management, provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

2.	Technical presentations are conducted at most Board meetings to ensure that the directors maintain the skills and knowledge necessary for them to meet their obligations as directors of the Company.

All Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations.

Board members have full access to the Company’s records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Board has responsibility for the stewardship of the Company including responsibility for strategic planning, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks. In addition, the Board is responsible for succession planning and the integrity of the Company’s internal controls. The Board seeks to foster a culture of ethical conduct by striving to ensure that the Company conducts its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board encourages management to consult with legal and financial advisors to ensure that the Company is in compliance with legal and financial requirements; is aware of the Company’s continuous disclosure obligations and reviews prior to their distribution such material disclosure documents including, but not limited to, the interim and annual financial statements and Management’s Discussion and Analysis; relies on the Audit Committee to review and discuss the Company’s systems of financial controls with the external auditor; actively monitors the Company’s compliance with the Board’s directives to ensure that all material transactions are reviewed and authorized by the Board before being undertaken by management; and has established a "Whistleblower Policy" which details the complaint procedures for financial concerns and is posted on the Company’s website.

In addition, the Board must comply with the conflict of interest provisions of the Canada Business Corporations Act in addition to the relevant securities regulatory instruments and TSX Venture Exchange policies, in order to ensure that the directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and persons with experience related to mineral exploration are consulted for possible candidates. At the Company’s present stage of development, the Board does not believe that a separate Nominating Committee is required.

Compensation of Directors and the CEO

The members of the Compensation Committee are Mark E. Jones, III and Dr. Roger Morton, of whom Dr. Roger Morton is independent. The Compensation Committee has responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and chief executive officers of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the Compensation Committee annually review(s) the performance of the chief executive officer in light of the Company’s objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

Board Committees

As the directors are actively involved in the operations of the Company, the Board has determined that additional committees are not necessary at this stage of the Company’s development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company’s development. The Board conducts informal annual assessments of the Board’s effectiveness, the individual directors and each of its committees. It is the view of the Board that by virtue of the Board’s size and the nature of the relationships between the Board members that a formal committee for assessments is not required at the present time.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendments to the Stock Option Plan Regarding Black Out Periods, and Going Private and Spin-Out Transactions

The full text of the amended Plan will be available for review at Meeting.

In accordance with good corporate governance practices and as recommended by National Policy 51-201 Disclosure Standards, the Company imposes black-out periods restricting the trading of its securities by

Directors, officers, employees and consultants during periods surrounding the release of annual and interim financial statements and at other times when deemed necessary by management and the Board of Directors.

In order to ensure that holders of outstanding stock options are not prejudiced by the imposition of such black-out periods, the Board of Directors proposes an amendment of the Plan to include a provision to the effect that any outstanding stock options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is 10 trading days following the end of the black-out period.

In addition, the Plan does not presently include a provision that adjusts the securities that an optionee will receive on exercise after the completion of a compulsory acquisition or other going private transaction following a takeover bid. A compulsory acquisition or other going private transaction in this context is the means by which an acquiring company in a takeover bid may complete the acquisition of 100% the shares of the Company after a successful takeover bid. In such circumstances, the acquiring company would want to ensure it will be able to maintain a 100% interest in the Company, and it is not likely the optionee would want to acquire shares of the then private Company on exercise of the optionee’s option. Therefore, the Board of Directors proposes an amendment of the Plan to include a provision to the effect that, if, following a takeover bid, the acquiring company completes a compulsory acquisition or a going private transaction, thereafter an option granted under the Plan shall entitle the holder to acquire, at the same exercise price, the cash, securities, or other property that a shareholder received in respect of a share of the Company under the takeover bid.

As well, the Plan does not contain a provision that would adjust the expiry date of options received by an optionee (the “New Options”) in a new company (the “New Company”) in the event that the Company completes a plan of arrangement or spin-out transaction. It is proposed that the Plan be amended to provide, in certain circumstances, for the expiry date of such New Options to correspond to the expiry date of the original options of the Company held by such optionee, or if the optionee is eligible to be granted options in the New Company, the expiry date of options granted under the New Company’s stock option plan, or such shorter period as may be determined by the board.

Accordingly, at the Meeting, shareholders will be asked to pass a resolution in the following form:

"BE IT RESOLVED THAT the Company’s Stock Option Plan, be amended, to:

(a)

include a provision under which any outstanding stock options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is 10 trading days following the end of the black-out period;

(b)

include a provision under which, if, following a takeover bid, the acquiring company completes a compulsory acquisition or a going private transaction, thereafter an option granted under the Plan shall entitle the holder to acquire, at the same exercise price, the cash, securities, or other property that a shareholder received in respect of a share of the Company under the takeover bid; and

(c)

include a provision under which, in certain circumstances, the expiry date of options which an optionee receives in a new company (the “New Company”) by virtue of the Company completing a plan of arrangement or spin-out transaction, will correspond to the expiry date of the original options of the Company held by such optionee, or if the optionee is eligible to be granted options in the New Company, the expiry date of options granted under the New Company’s stock option plan, or such shorter period as may be determined by the board.”

Repricing of Stock Options

The Company has re-priced options granted to an insider during the year and, in accordance with the terms of the Plan and policies of the TSX Venture Exchange (the "Exchange"), is requesting disinterested shareholder approval for the re-pricing of the options. An aggregate amount of 650,000 options, of which 400,000 had an exercise price of $0.86 and 250,000 had an exercise price of $0.85 per share, were repriced on May 14, 2008 to the exercise price of $0.57 per share, subject to disinterested shareholder approval at the Meeting. The expiry dates of such options ranges from February 15, 2010 to May 11, 2012.

The Exchange approved the re-pricing of these options on June 9, 2008. Accordingly, at the Meeting, disinterested shareholders will be asked to pass a resolution in the following form:

"BE IT RESOLVED THAT as an ordinary resolution, that the directors be and are hereby authorized in their discretion to amend the exercise price for stock options granted to an insider, as more particularly outlined in the Company’s Information Circular dated June 27, 2008. "

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 16360 Park Ten Place, Suite 217, Houston, Texas, U.S.A. 77084, to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The Board of Directors of the Company has approved the contents and sending of this Information Circular.

DATED this 27th day of June, 2008.

/s/ Mark E. Jones, III

MARK E. JONES, III

Chairman, President, CEO & Director

EXHIBIT 2

BRAZAURO RESOURCES CORPORATION

16360 Park Ten Place, Suite 217

Houston, Texas 77084

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders of BRAZAURO RESOURCES CORPORATION (herein called the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada on Friday, August 8, 2008 at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive and consider the financial statements of the Company together with the auditor's report thereon for the financial year ended January 31, 2008.
2.	To fix the number of directors at seven (7).
3.	To elect directors for the ensuing year.
4.	To appoint Morgan & Company as the Company’s auditor for the ensuing year.
5.	To authorize the directors to fix the remuneration to be paid to the auditor.
6.

To consider and, if thought advisable, to pass, with or without amendment, an ordinary resolution of shareholders approving an amendment to the Company’s stock option plan to include provisions regarding black-out periods and adjustments on completion of going private and spin-out transactions.

7.

To consider and, if thought advisable, to pass, with or without amendment, an ordinary resolution of disinterested shareholders approving the re-pricing of certain stock options granted to an insider, as more fully set forth in the accompanying information circular.

8.	To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying Management Proxy Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same within the time and to the location set out in the form of proxy accompanying this notice.

DATED at Vancouver, British Columbia, this 27th day of June, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Mark E. Jones, III

Mark E. Jones, III

Chairman, President, CEO & Director

EXHIBIT 3

BRAZAURO RESOURCES CORPORATION

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on Friday, August 8, 2008 at the hour of 10:00 a.m. (Vancouver time)

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 a.m., Vancouver time on Wednesday, August 6, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | HOLDER ACCOUNT NUMBER | ACCESS NUMBER

30MY08086.E.SEDAR/000001/000001A

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Brazauro Resources Corporation (the "Company") hereby appoints: Mark E Jones, III, or failing him Brian C. Irwin,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Brazauro Resources Corporation to be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia on Friday, August 8, 2008 at 10:00 a.m. (Vancouver time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Fix the Number of Directors To fix the number of directors at seven (7).	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Mark E Jones, III	☐	☐	02. Dr. Roger David Morton	☐	☐	03. Patrick L. Glazier	☐	☐
04. Brian C. Irwin	☐	☐	05. Leendert G. Krol	☐	☐	06. D. Harry W. Dobson	☐	☐
07. Greg Chorny	☐	☐						

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	For	Withhold
3. Appointment of Auditors Appointment of Morgan & Company, Chartered Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

DD / MM / YY

0 4 5 4 6 1 A R 0 S R R Q

EXHIBIT 4

BRAZAURO RESOURCES CORPORATION

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual General Meeting to be held on Friday, August 8, 2008 at the hour of 10:00 a.m. (Vancouver time)

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities. Fold
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

VIFs submitted must be received by 10:00 a.m., Vancouver time on Wednesday, August 6, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | HOLDER ACCOUNT NUMBER | ACCESS NUMBER

RMY08086.NOBO E.SEDAR/000001/000001/i

Appointee(s)

I/We, being holder(s) of Brazauro Resources Corporation (the "Company") hereby appoint: Mark E Jones, III, or failing him Brian C. Irwin,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Brazauro Resources Corporation to be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia on Friday, August 8, 2008 at 10:00 a.m. (Vancouver time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Fix the Number of Directors To fix the number of directors at seven (7).	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Mark E Jones, III	☐	☐	02. Dr. Roger David Morton	☐	☐	03. Patrick L. Glazier	☐	☐
04. Brian C. Irwin	☐	☐	05. Leendert G. Krol	☐	☐	06. D. Harry W. Dobson	☐	☐
07. Greg Chorny	☐	☐						

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	For	Withhold
3. Appointment of Auditors Appointment of Morgan & Company, Chartered Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

045460 AR0 SRRQ